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                                 EXHIBIT 99.1

                                                April 9, 2003


CONFIDENTIAL

Board of Directors
Click Commerce, Inc.
200 East Randolph Drive
Suite 4900
Chicago, Illinois 60601
Attn:    Michael W. Ferro, Jr.
         Chairman and Chief Executive Officer


Dear Michael:

      As discussed in connection with our letter to the Board dated March 4, 2003, enclosed please find a term sheet that sets forth the proposed material terms and conditions regarding a merger transaction. The proposed terms are subject to completion of our due diligence investigation. We encourage you to consult with your legal and financial advisors regarding the obligations of the Board of Directors in the context of the proposed transaction.

      As you are aware, we have retained Wilson Sonsini Goodrich & Rosati to act as our legal counsel in connection with this proposal, and we are prepared to meet with you as soon as possible to engage in discussions regarding the transaction. Our management team and advisors are committed to devoting whatever resources are necessary to immediately complete our due diligence and finalize mutually acceptable definitive agreements on appropriate and customary terms.

      We look forward to hearing from you soon. If you have any questions regarding our proposal, please contact us at your earliest convenience at (212) 230-9200.

                         Sincerely,


                         INSIGHT VENTURE MANAGEMENT, LLC

                         By:   /s/ Jeff Horing
                            -------------------------------------
                               Jeff Horing
                               Managing Director
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                                                                    CONFIDENTIAL


      This Term Sheet sets forth our intent with regard to the proposed acquisition of Click Commerce, Inc., a Delaware corporation ("Company"), by an affiliate of Insight Venture Management, LLC (together with its affiliates, "Purchaser").

STRUCTURE                                  - The transaction will be structured
                                             as a merger of a wholly-owned
                                             subsidiary of Purchaser into
                                             Company (the "Merger").

CONSIDERATION                              - Pursuant to the Merger, each share
                                             of Company common stock outstanding
                                             shall be converted into $3.55 in
                                             cash per share (the "Purchase
                                             Price").

TREATMENT OF OPTIONS                       - Subject to Purchaser's review of
                                             Company's stock option plans, all
                                             outstanding Company employee stock
                                             options will be, as determined by
                                             Purchaser (i) assumed by Purchaser
                                             and converted into the right to
                                             receive an amount in cash equal to
                                             the amount by which the aggregate
                                             Purchase Price for the shares
                                             underlying any such option exceeds
                                             the aggregate strike price of such
                                             underlying shares, (ii) assumed by
                                             Purchaser and converted into
                                             options to purchase common stock of
                                             the successor entity to Company, or
                                             (iii) cancelled prior to the
                                             consummation of the Merger.

VOTING AGREEMENT / PROXY                   - Selected insiders and other
                                             stockholders of Company (the
                                             "Principal Stockholders") will (a)
                                             agree to vote for the Merger and
                                             against any other transaction not
                                             involving Company and Purchaser and
                                             (b) provide Purchaser with an
                                             irrevocable proxy to vote the
                                             shares owned by such Principal
                                             Stockholders with respect to any
                                             such matter.

REPRESENTATIONS, WARRANTIES AND COVENANTS  - The Merger Agreement will contain customary representations,
                                             warranties and covenants of
                                             Purchaser and Company, including
                                             operating covenants during the
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                                                                    CONFIDENTIAL

                                             period between signing the
                                             agreement and consummating the
                                             Merger.

CONDITIONS TO CLOSING                      - Customary closing conditions
                                             including the following:

                                               - Affirmative vote of the
                                                 stockholders of Company;

                                               - Governmental and regulatory
                                                 clearance;

                                               - No litigation seeking to delay
                                                 or prevent the consummation of
                                                 the Merger;

                                               - Representations and warranties
                                                 of Purchaser and Company
                                                 accurate as of signing and
                                                 closing;

                                               - Receipt of all consents
                                                 required in connection with the
                                                 transaction;

                                               - Unrestricted cash balance of at
                                                 least $32.5 million as of the
                                                 date of closing;

                                               - Company's working capital
                                                 position excluding assets
                                                 (current assets other than cash
                                                 minus current liabilities) at
                                                 closing no worse than
                                                 ($2,000,000);

                                               - No material adverse change in
                                                 assets, properties, financial
                                                 condition, operating results,
                                                 prospects or business of
                                                 Company;

                                               - No material breach of covenants
                                                 of Purchaser or Company; and

                                               - Key employee retention.

TERMINATION EVENTS                         - The transaction will be terminable
                                             upon the occurrence of customary
                                             events including:

                                               - By mutual consent;

                                               - By either party after August
                                                 31, 2003;

                                               - By either party after a 30-day
                                                 uncured breach of
                                                 representations or covenants by
                                                 the other party to extent such
                                                 breach would cause the related
                                                 closing condition not to be
                                                 satisfied;

                                               - By either party based on a
                                                 negative


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                                                                    CONFIDENTIAL

                                                 stockholder vote, subject to
                                                 certain limitations; or

                                               - By Purchaser upon certain
                                                 customary events related to
                                                 Company's support of the
                                                 transaction, including (i) the
                                                 withdrawal or adverse
                                                 modification by Company of its
                                                 recommendation of the Merger,
                                                 (ii) the recommendation by
                                                 Company of an alternative
                                                 transaction, (iii) execution by
                                                 Company of an agreement to
                                                 enter into an alternative
                                                 transaction (or announcement
                                                 thereof), (iv) an offer by a
                                                 third party for an alternative
                                                 transaction if Company fails
                                                 to recommend rejection of such
                                                 offer within 10 days following
                                                 such offer, or (v) violation by
                                                 Company of the no-shop
                                                 provision.

EXPENSES & TERMINATION FEE                 - Company will pay a termination fee
                                             equal to 5% of the announced
                                             transaction value and reimburse
                                             Purchaser for all reasonable fees
                                             and expenses incurred in connection
                                             with the transaction (including
                                             reasonable attorneys' fees) in the
                                             event of customary triggering
                                             events.

NO-SHOP                                    - Customary no-shop covenant by
                                             Company with fiduciary out in
                                             connection with superior proposal.

OBLIGATION TO RECOMMEND TRANSACTION        - It will be a condition that
                                             Company's Board maintain its
                                             recommendation of the Merger; there
                                             will be a fiduciary out with
                                             respect to Company's obligation to
                                             recommend the Merger to its
                                             stockholders in the event of a
                                             superior proposal.

EXCLUSIVITY                                - Purchaser's incurring the time and
                                             expense of the diligence and
                                             negotiation process will be
                                             conditioned upon Company's
                                             execution of an exclusivity
                                             agreement in form and substance


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                                                                    CONFIDENTIAL

                                             satisfactory to Purchaser providing
                                             for an exclusive negotiating period
                                             of 45 days.

CONFIDENTIALITY                            - Except upon execution of a
                                             definitive Merger agreement and
                                             except as required by law or
                                             regulatory authorities, neither
                                             party will issue any statement or
                                             communication to the public or
                                             press regarding the proposed
                                             transaction without the prior
                                             written consent of the other party.

                                           - If negotiations are terminated by
                                             either party, the proposed terms of
                                             the transaction and all
                                             transaction-related discussions
                                             will be kept confidential and will
                                             not be disclosed to any person
                                             without the prior written consent
                                             of the other party, except as
                                             required by law or regulatory
                                             authority.

      This Term Sheet is an expression of intent only, does not express the agreement of the parties, is not meant to be binding on the parties now or at any point in time in the future, and is meant to be used as a negotiation aid by the parties. Accordingly, the parties do not intend to be bound until they enter into definitive agreements regarding the subject matter of this Term Sheet.

      If you are in agreement with the terms and conditions set forth above and desire to proceed on that basis, please sign this Term Sheet in the space provided below and return an executed copy to the undersigned.


      Very truly yours,

      INSIGHT VENTURE MANAGEMENT, LLC


      By:   /s/ Jeff Horing
         ------------------------------------------
            Jeff Horing
            Managing Director


      Accepted and agreed as of this ___ day of April 2003:

      CLICK COMMERCE, INC.

      By:
         ------------------------------------------
            Name:
            Title:


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